UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Spansion Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

84649R200

(CUSIP Number)

Paul Mercadante

SLS Spansion Holdings, LLC

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84649R200

1.	Name of Reporting Person SLS Spansion Holdings, LLC EIN: 27-1668287

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,814,154

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,814,154

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,814,154

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%*

14.	Type of Reporting Person OO

* As reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2012, there were 60,203,084 shares of Class A Common Stock, par value $0.001 (“Common Stock”) issued and outstanding as of October 25, 2012.

CUSIP No. 84649R200

1.	Name of Reporting Person Silver Lake Sumeru Fund, L.P. EIN: 26-0272229

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,814,154

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,814,154

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,814,154

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%*

14.	Type of Reporting Person PN

*As reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2012, there were 60,203,084 shares of Class A Common Stock issued and outstanding as of October 25, 2012.

CUSIP No. 84649R200

1.	Name of Reporting Person Silver Lake Technology Investors Sumeru, L.P. EIN: 26-1505548

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,814,154

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,814,154

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,814,154

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%*

14.	Type of Reporting Person PN

* As reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2012, there were 60,203,084 shares of Class A Common Stock issued and outstanding as of October 25, 2012.

CUSIP No. 84649R200

1.	Name of Reporting Person Silver Lake Technology Associates Sumeru, L.P. EIN: 26-0271992

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,814,154

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,814,154

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,814,154

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%*

14.	Type of Reporting Person PN

* As reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2012, there were 60,203,084 shares of Class A Common Stock issued and outstanding as of October 25, 2012.

CUSIP No. 84649R200

1.	Name of Reporting Person SLTA Sumeru (GP), L.L.C. EIN: 26-0271753

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,814,154

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,814,154

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,814,154

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%*

14.	Type of Reporting Person OO

* As reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2012, there were 60,203,084 shares of Class A Common Stock issued and outstanding as of October 25, 2012.

CUSIP No. 84649R200

1.	Name of Reporting Person Silver Lake Credit Fund, L.P. EIN: 26-0895630

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,489,555

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,489,555

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,489,555

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%*

14.	Type of Reporting Person PN

* As reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2012, there were 60,203,084 shares of Class A Common Stock issued and outstanding as of October 25, 2012.

CUSIP No. 84649R200

1.	Name of Reporting Person Silver Lake Financial Associates, L.P. EIN: 26-0895559

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,489,555

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,489,555

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,489,555

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%*

14.	Type of Reporting Person PN

* As reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2012, there were 60,203,084 shares of Class A Common Stock issued and outstanding as of October 25, 2012.

CUSIP No. 84649R200

1.	Name of Reporting Person SLFA (GP), L.L.C. EIN: 26-0895437

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,489,555

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,489,555

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,489,555

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%*

14.	Type of Reporting Person OO

* As reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2012, there were 60,203,084 shares of Class A Common Stock issued and outstanding as of October 25, 2012.

CUSIP No. 84649R200

1.	Name of Reporting Person SL Capital Appreciation Fund, L.L.C. EIN: 26-4641344

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 298,036

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 298,036

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 298,036

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%*

14.	Type of Reporting Person OO

* As reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2012, there were 60,203,084 shares of Class A Common Stock issued and outstanding as of October 25, 2012.

CUSIP No. 84649R200

1.	Name of Reporting Person Silver Lake Group, L.L.C. EIN: 26-0895325

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,601,745

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,601,745

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,601,745

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 17.6%*

14.	Type of Reporting Person OO

* As reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2012, there were 60,203,084 shares of Class A Common Stock issued and outstanding as of October 25, 2012.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Amendment No. 5 to Schedule 13D (the “Amendment”) relating to the Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Spansion Inc., a Delaware Corporation (the “Issuer”), having its principal executive offices at 915 DeGuine Drive, P.O. Box 3453, Sunnyvale, CA 94088, hereby supplements and amends the Schedule 13D jointly filed on May 20, 2010 (the “Initial 13D”), as amended by that Amendment No. 1 to the Schedule 13D filed on June 16, 2010, Amendment No. 2 to the Schedule 13D filed on June 18, 2010, Amendment No. 3 to the Schedule 13D filed on July 2, 2010 and Amendment No. 4 to the Schedule 13D filed on November 22, 2010 (“Amendment No. 4”) by SLS Spansion Holdings, LLC (“SLS Spansion”), Silver Lake Sumeru Fund, L.P. (the “Sumeru Fund”), Silver Lake Technology Investors Sumeru, L.P. (the “Side Fund”), Silver Lake Technology Associates Sumeru, L.P. (“SLS Lower GP”), SLTA Sumeru (GP), L.L.C. (“SLS Upper GP”), Silver Lake Credit Fund, L.P. (the “Credit Fund”), Silver Lake Financial Associates, L.P. (“SLF Lower GP”), SLFA (GP), L.L.C. (“SLF Upper GP”), SL Capital Appreciation Fund, L.L.C. (the “Cap Appreciation Fund”) and Silver Lake Group, L.L.C. (“SLG”), each a Delaware entity (each a “Reporting Person,” and collectively, the “Reporting Persons”).  Capitalized terms used but not defined in this Amendment shall have the respective meanings ascribed to such terms in the Initial 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows, which supersedes Item 5 of Amendment No. 4:

(a)           The disclosure set forth in this Amendment assumes that there were 60,203,084 shares of Common Stock outstanding as of October 25, 2012, as represented by the Issuer.

As of the date hereof, SLS Spansion directly owns 6,814,154 shares, which constitutes approximately 11.3% of the Common Stock outstanding.  The Sumeru Fund is the managing member of SLS Spansion, and the Side Fund is a member of SLS Spansion.  SLS Lower GP is the general partner of each of the Sumeru Fund and the Side Fund.  SLS Upper GP is the general partner of SLS Lower GP.  As such, each of the Sumeru Fund, the Side Fund, SLS Upper GP and SLS Lower GP may be deemed to beneficially own the Common Stock directly owned by SLS Spansion.  However, each of them disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest.

As of the date hereof, the Credit Fund directly owns 3,489,555 shares, which constitutes approximately 5.8% of the Common Stock outstanding.  SLF Lower GP is the general partner of the Credit Fund.  SLF Upper GP is the general partner of SLF Lower GP.  As such, each of SLF Lower GP and SLF Upper GP may be deemed to beneficially own the Common Stock directly owned by the Credit Fund.  However, each of them disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest.

As of the date hereof, the Cap Appreciation Fund owns 298,036 shares of the Common Stock, which constitutes approximately 0.5% of the Common Stock outstanding.

SLG is the managing member of each of the Cap Appreciation Fund, SLS Upper GP and SLF Upper GP.  As such, SLG may be deemed to beneficially own the Common Stock directly owned by the Cap Appreciation Fund and the Common Stock indirectly owned by SLS Upper GP and SLF Upper GP.  However, SLG disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest.

As disclosed in the Initial 13D, in addition to the shares of Common Stock reported in this Amendment and the Initial 13D, Paul Mercadante and Ajay Shah, as members of the Issuer’s board of directors, received 42,500 and 30,000 shares, respectively, of Common Stock (in the form of restricted stock units) and stock options exercisable for 32,500 and 20,000 shares, respectively, of the Issuer’s Common Stock as part of the Issuer’s board compensation award.  The restricted stock units and the stock options will vest quarterly over three years from the grant date.  Mr. Mercadante and Mr. Shah are officers of Silver Lake Management Company Sumeru, L.L.C. (“Sumeru”).  Pursuant to their arrangements with Sumeru with respect to director compensation, the proceeds from any sale of the shares underlying the restricted stock units and the stock options will be assigned to Sumeru.

(b)           The Cover Pages of this Amendment are incorporated herein by reference.

(c)           On November 29, 2012, SLS Spansion and the Credit Fund sold 529,601 and 271,211 shares, respectively, of Common Stock at a price per share of $11.41, in an open-market transaction pursuant to Rule 144.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 5, 2012

SLS SPANSION HOLDINGS, LLC
By:	Silver Lake Sumeru Fund, L.P., its managing member
By:	Silver Lake Technology Associates Sumeru, L.P., its general partner
By:	SLTA Sumeru (GP), L.L.C., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director & Chief Legal Officer

SILVER LAKE SUMERU FUND, L.P.
By:	Silver Lake Technology Associates Sumeru, L.P., its general partner
By:	SLTA Sumeru (GP), L.L.C., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director & Chief Legal Officer

SILVER LAKE TECHNOLOGY INVESTORS SUMERU, L.P.
By:	Silver Lake Technology Associates Sumeru, L.P., its general partner
By:	SLTA Sumeru (GP), L.L.C., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director & Chief Legal Officer

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P.
By:	SLTA Sumeru (GP), L.L.C., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director & Chief Legal Officer

SLTA SUMERU (GP), L.L.C.

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director & Chief Legal Officer

SILVER LAKE CREDIT FUND, L.P.
By:	Silver Lake Financial Associates, L.P., its general partner
By:	SLFA (GP), L.L.C., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director & Chief Legal Officer

SILVER LAKE FINANCIAL ASSOCIATES, L.P.
By:	SLFA (GP), L.L.C., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director & Chief Legal Officer

SLFA (GP), L.L.C.

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director & Chief Legal Officer

SL CAPITAL APPRECIATION FUND, L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director & Chief Legal Officer

SILVER LAKE GROUP, L.L.C.

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director & Chief Legal Officer